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                                            Contacts: Roy Winnick or Mark Semer
                                                      Kekst and Company
                                                      212-521-4842 or 4802


               KOLLMORGEN CORPORATION ANNOUNCES $20.50 PER SHARE OFFER
                            FOR PACIFIC SCIENTIFIC COMPANY

            -- Transaction Would Establish Combined Enterprise as a Leader
              in the Fast-Growing Electronic Motion Control Business --

WALTHAM, Mass., December 15, 1997 -- Kollmorgen Corporation (NYSE: KOL), of Waltham, Mass., announced that it has proposed a business combination with Pacific Scientific Company (NYSE: PSX), of Newport Beach, Calif., that values Pacific Scientific common stock at $20.50 per share. The offer price represents an approximately 33% premium over Pacific Scientific's closing market price on Friday, December 12, of $15.44 on the New York Stock Exchange and a premium of approximately 37% over the average closing price for the preceding 30 trading days.

As part of the proposed transaction, Kollmorgen will today commence a tender offer to acquire a majority of Pacific Scientific's common stock outstanding for $20.50 per share in cash. If more than a majority of Pacific Scientific shares are tendered into the offer, Kollmorgen will purchase a majority of the shares outstanding on a pro rata basis. The offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, on Wednesday, January 14, 1998, unless the offer is extended.

Under Kollmorgen's proposal, following the tender offer, Kollmorgen and Pacific Scientific would merge, and each remaining share of Pacific Scientific common stock would be exchanged for Kollmorgen common stock with a value of $20.50, subject to a collar. Following the merger, Pacific Scientific's current shareholders would own approximately 43% of the combined enterprise, based upon Kollmorgen's closing stock price on December 12, 1997 of $16.88.

Kollmorgen believes that the combination would be accretive to the company's earnings in 1999 and increasingly so thereafter.

In order to ensure that Pacific Scientific's shareholders are permitted to choose freely to accept its offer, Kollmorgen also is announcing today that it will solicit consents to call a special meeting of Pacific Scientific's shareholders to remove the incumbent members of Pacific Scientific's Board of Directors and elect Kollmorgen's nominees to the Board. Under applicable law, the holders of 10% of Pacific Scientific's outstanding shares have the power to call a special meeting. Kollmorgen expects that, if elected and subject to their fiduciary duties, Kollmorgen's nominees would act to facilitate the proposed combination, including by redeeming or otherwise making inapplicable to the

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proposed combination, the Rights outstanding under Pacific Scientific's shareholder rights plan and approving the proposed business combination (if required) under Pacific Scientific's "fair price" charter provision.

Kollmorgen also announced that it is commencing litigation against Pacific Scientific and its Board in the United States District Court for the Central District of California seeking to assure Pacific Scientific's shareholders the right to replace the Pacific Scientific Board and an opportunity to accept Kollmorgen's offer and proposed merger.

Salomon Smith Barney is acting as financial advisor to Kollmorgen. Kollmorgen has entered into a binding commitment letter with an affiliate of Salomon Smith Barney, which has committed, subject to certain conditions, to provide $300 million of secured bank financing for the cash necessary to consummate the transaction, including amounts necessary to refinance certain existing indebtedness and to provide a working capital facility for the combined company.

In announcing the proposed combination, Gideon Argov, Chairman of the Board, President and Chief Executive Officer of Kollmorgen Corporation, stated: "My colleagues and I have been disappointed that to date, Pacific Scientific's management and Board of Directors have declined to negotiate our proposal. We are firmly convinced that a combination of our two companies offers compelling strategic and financial benefits. We hope that we will now be able to engage the Pacific Scientific Board in discussions leading to a prompt, friendly negotiated transaction."

Mr. Argov noted that "this transaction will bring together two companies with highly complementary motion control product lines. We are convinced that by establishing a combined enterprise with a strong customer base, dedicated employees and a strong balance sheet, the new company will be well-positioned to aggressively pursue attractive opportunities for external and internal growth, to realize its revenue and earnings potential, and to build value for its shareholders, customers and employees."

Consummation of the tender offer is subject to certain conditions, including, among others, expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, receipt of the requisite financing for the transaction, approval by Kollmorgen's shareholders of the issuance of the Kollmorgen common shares in the proposed merger, and satisfaction of conditions relating to Pacific Scientific's shareholder rights plan and "fair price" charter provision, all as more fully described in Kollmorgen's Offer to Purchase relating to the tender offer. Copies of the Offer to Purchase and related documents may be obtained from Georgeson & Company Inc., the information agent for the tender offer.

The Kollmorgen offer was communicated today in a letter from Mr. Argov to Lester Hill, Chairman, President and Chief Executive Officer of Pacific Scientific Company. The following is the complete text of Mr. Argov's letter to Mr. Hill:

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                                                              December 15, 1997


Mr. Lester Hill
Chairman of the Board, President
  and Chief Executive Officer
Pacific Scientific Company
620 Newport Center Drive, Suite 700
Newport Beach, California 92660

Dear Buck:

In August, you and I met to discuss what we at Kollmorgen believe are the compelling merits of a strategic business combination of Kollmorgen Corporation and Pacific Scientific Company. We explored a broad range of topics related to such a combination, all of which, my colleagues on the Kollmorgen Board and senior management team firmly believe, lead to the conclusion that a strategic merger of our two companies offers significant
benefits to our respective shareholders, customers and employees.   On
December 9, I again described for you, both over the phone and in my letter of that date, what we at Kollmorgen believe are some of the compelling strategic, operational and financial benefits of a business combination of our two companies and the extraordinary value that combination could represent for our respective shareholders.

We at Kollmorgen were thus quite disappointed that in August and again in December you refused to seriously consider our proposal for this business combination. Accordingly, we have decided to present our offer directly to the shareholders of Pacific Scientific, and are today publicly announcing that we will commence a tender offer to acquire half of Pacific Scientific's outstanding shares for $20.50 per share in cash. Under our proposal, following completion of the tender offer, Kollmorgen and Pacific Scientific will merge, and each remaining share of Pacific Scientific stock will be exchanged for Kollmorgen common stock with a value of $20.50 per share, based on the average price of Kollmorgen stock during the twenty trading days ending five days prior to the meeting of Pacific Scientific shareholders called to vote on the merger, subject to a collar.

Among the key aspects of the transaction we propose are the following:

- A Premium of 33% -- The purchase price of $20.50 per common share represents approximately a 33% premium over Pacific Scientific's closing share price of $15.44 on the New York Stock Exchange on Friday, December 12, 1997, and approximately a 37% premium over the average of the company's closing share price for the preceding 30 trading days.

- Immediate Cash Payment for Half of Pacific Scientific's Capital Stock -- Half of Pacific Scientific's outstanding shares will be purchased for a cash payment of $20.50 per share if the tender offer is successfully consummated.

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-  Continued Participation in the Future Growth of the Combined Company --
   Because Pacific Scientific's shareholders have the ability to receive Kollmorgen common stock in the proposed merger, they will have the opportunity to participate in the future growth and success of the combined enterprise. Upon consummation of the proposed merger, Pacific Scientific shareholders will hold an equity stake of approximately 43% in the combined company, based upon an assumed market value for Kollmorgen common stock of $16.88 per share (the closing price of Kollmorgen common stock on December 12, 1997).

- Operating and Revenue Synergies -- Based on public information, Kollmorgen management believes that the combined company can achieve more than $15 million of annual operating synergies in 1999, rising to more than $20 million in 2000 and increasing thereafter. Management believes these synergies can be achieved principally from cost savings in selling and marketing expenses and consolidation of research and development, and expects to realize additional synergies from cross-selling opportunities, joint purchasing savings, and reduction in corporate expenses.

- An Accretive Transaction -- Kollmorgen is confident that the proposed combination will be accretive to earnings per share in 1999, the first full year of operations of the combined company, and increasingly so thereafter, based upon the synergies described above.

- Committed Financing -- Kollmorgen has entered into a binding commitment letter with Salomon Smith Barney and its affiliate Salomon Brothers Holding Company Inc in which Salomon Brothers Holding Company Inc has committed to provide, subject to certain conditions, what Kollmorgen believes is a conservatively financed secured bank facility to fully finance the transaction, including the refinancing of existing indebtedness and the provision of a working capital facility for the combined company.

We continue to firmly believe that consolidation in our industry is inevitable, and that neither Pacific Scientific nor Kollmorgen can sit by idly while competitors, many of which are much larger than Pacific Scientific and Kollmorgen, create the international network and broad product offerings that our customers demand. Kollmorgen believes that this reality, coupled with the natural fit of our two companies, makes a Kollmorgen/Pacific Scientific combination compelling. Kollmorgen believes that the combined company will offer customers superior products and services. Among the many advantages contributing to the combined company's ability to achieve these goals would be:

- Creation of an Industry Leader. A merger of Kollmorgen and Pacific Scientific will establish the combined enterprise as a leader in high performance electronic motion control -- one of the fastest-growing segments of the motors and controls business. In a fragmented industry, the combined enterprise will be better-positioned to comprehensively serve the needs of customers and take advantage of consolidation opportunities.

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-  Strategic and Operational Fit.  Highly complementary motion control product lines will enable the combined company to become a full-service provider. The combined company will be well-positioned to capitalize on the complementary product lines and differing strengths of Kollmorgen and Pacific Scientific, enabling it to offer a broader array of products and support services to an expanded customer base. In addition, the combined company would take advantage of cost savings and efficiencies resulting from economies of scale in research and development, marketing, production and sourcing.

- Enhanced Capability to Tap Foreign Markets. The increased size and global scope of the combined company will enable it to more effectively market its products to customers around the world. Kollmorgen has already established a local presence in Germany, France, Israel, India, China and elsewhere. The combined enterprise will be well-positioned to build on
   this foundation, particularly in Europe and the Pacific Rim.   Kollmorgen
   believes that the combined company will be able to expand its customer base and offer international on-site product support to customers, while conducting more effective and cost-efficient research and development, marketing, production and sourcing.

- Management Team with Proven Track Record. Kollmorgen management has delivered year over year growth in sales and operating income from continuing operations from 1994 through 1996, and will do so again in 1997. Kollmorgen has achieved this by focusing on its core operations. Kollmorgen also believes that its management has maximized its returns from non-strategic operations. In addition, Kollmorgen's management has considerable expertise in managing debt, having reduced Kollmorgen's debt and preferred stock obligations by more than 40% during the past three fiscal years and transitioned from fully-secured to unsecured credit arrangements.

- Enhanced Growth Opportunities. Kollmorgen believes that the combined enterprise will be well-positioned, strategically, operationally and financially, to aggressively pursue attractive opportunities for external and internal growth. Kollmorgen is confident that the combined company's increased size and scope will enable it to be a leader in the accelerating consolidation of the motion control industry and raise its visibility in the business and financial communities.

We believe that the proposed combination is a bold, exciting initiative for Pacific Scientific, Kollmorgen, and the shareholders, customers and employees of both companies. We are firmly committed to pursuing this matter and are convinced that your shareholders will strongly support our proposal.
Although it is clear to us that you have not up to now given adequate consideration to a Kollmorgen/Pacific Scientific combination, it is our sincere hope that you will take this opportunity to do so. Your shareholders deserve no less than your prompt and full consideration of our proposal and the opportunity to realize the full benefits of this proposed combination.
We are

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certain that once you have undertaken an informed review of our proposal, you will share in our vision and will support a combination of our two companies. We continue to be interested in proceeding with this transaction on a friendly and expeditious basis so that your shareholders, as well as ours, can begin to receive promptly the benefits of our offer.

In order to ensure that your shareholders are permitted to choose freely to accept our offer, we are also announcing today our intention to solicit consents to call a special meeting of Pacific Scientific's shareholders to remove the incumbent members of Pacific Scientific's Board of Directors and elect our nominees to the Board. Subject to their fiduciary duties, if elected we expect our nominees would amend the Pacific Scientific rights plan or redeem the rights to enable the consummation of the proposed transaction, approve the proposed transaction if required under Pacific Scientific's charter, and take all other actions necessary to remove any impediments to your shareholders' ability to accept our offer. We also intend to submit a proposal designed to prevent the current Board from taking any actions to frustrate the ability of Pacific Scientific's shareholders to determine the future of their company.

We are also today commencing litigation against Pacific Scientific and the Pacific Scientific Board in the United States District Court for the Central District of California seeking to assure Pacific Scientific's shareholders the right to replace the Pacific Scientific Board and an opportunity to accept our offer and proposed merger.

We urge the Pacific Scientific Board of Directors to facilitate the proposed transaction and remove all obstacles to the realization of the benefits of the combination by your shareholders. As indicated above, our preference is to proceed with the proposed transaction on a friendly basis and with the support of Pacific Scientific's management and Board of Directors. Accordingly, we and our advisors remain ready and willing to meet with you and your advisors at any time to discuss our proposal and commence the negotiation of definitive documentation for the transaction.

We look forward to hearing from you.


                                     Very truly yours,
                                     /s/ Gideon Argov
                                     Chairman, President and
                                     Chief Executive Officer

cc:  Members of the Board of Directors
     of Pacific Scientific Company

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Kollmorgen's primary business is in the area of high-performance electronic motion control. Growth in this business area is fueled by the need for higher productivity in every industrial, commercial, aerospace, and consumer market segment. Additional

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information can be found on the World Wide Web at http://kollmorgen.com.

This press release contains certain forward-looking statements, including assumptions as to how Kollmorgen, Pacific Scientific and the combined company may perform in the future, which are subject to risks and uncertainties, and there can be no assurance that such statements will prove to be correct. Actual results may differ materially. For a discussion of such risks and uncertainties, shareholders are referred to the discussion thereof in the consent solicitation materials to be filed today by Kollmorgen with the Securities and Exchange Commission.

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